PRESS RELEASE

Banro Provides Exploration Update at Twangiza and Identifies
New High-Grade Gold Mineralized Zone in the Ntula Prospect

•	Ongoing auger drilling program has outlined a 250 metre-long by 100 metre-wide bedrock mineralized zone within the 1.6 kilometre Twangiza West flanking structure.

•	New high-grade mineralization intersected in adits at the Ntula prospect in the Twangiza project include:
-	10.00 metres grading 10.35 g/t Au from 22.80 metres,
-	21.00 metres grading 11.30 g/t Au from 11.00 metres,
-	3.00 metres grading 10.91 g/t Au from 7.00 metres, and
-	20.00 metres grading 7.97 g/t Au from 27.00 metres.

Toronto, Canada – April 12, 2017 – Banro Corporation (“Banro” or the “Company”) (NYSE – MKT-“BAA”; TSX – “BAA”) is pleased to provide an update on its exploration activities at its wholly-owned Twangiza project on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo. The discovery of a high-grade mineralized zone in the Ntula prospect has been made through an adit sampling and mapping program, which is part of the low-key ground maintenance regional exploration program being undertaken by the Company.

Commenting on the results, Banro President and CEO, John Clarke said, “We are excited to identify an extension to the Twangiza West mineralization. This will be carefully drilled to grow the oxide resource of the Twangiza mine. We are also encouraged by the high-grade results of the ground maintenance exploration program in Twangiza, especially at the Ntula prospect where previous work using auger drilling and trenches had outlined bedrock mineralization. This has now been confirmed at depth through adit sampling and mapping.”

During the period 2013 to 2016, Banro focused on brownfields (near mine) exploration programs to grow and replace the mineral reserves of its operating mines. Limited exploration activities elsewhere within the Twangiza concession focused on grass root target generation and delineation of new prospects. These activities included adit sampling, geological mapping and channel sampling, and auger drilling at the Ntula prospect. The brownfields exploration program focused on the near-mine Twangiza West flanking structure.

Interim Program Update

Near Mine Exploration
Brownfield exploration was conducted at the Twangiza West flanking structure and the Cirindye target, respectively located to the immediate west and one kilometre east of the Twangiza Main deposit. During the period, 34 auger holes totaling 167.50 metres were drilled. Significant bedrock mineralization intersections from the Twangiza West zone auger drilling include:

  TAD-1563 - 6.50 metres grading 2.67 g/t Au from 0.00 metres,
  TAD-1564 - 2.00 metres grading 1.16 g/t Au from 0.00 metres,
  TAD-1566 - 6.50 metres grading 1.42 g/t Au from 0.00 metres,
  TAD-1568 - 5.50 metres grading 1.71 g/t Au from 0.00 metres,
  TAD-1578 - 6.50 metres grading 1.03 g/t Au from 0.00 metres,
  TAD-1580 - 4.50 metres grading 1.20 g/t Au from 0.00 metres,
  TAD-1581 - 4.50 metres grading 1.48 g/t Au from 0.00 metres,
  TAD-1582 - 5.50 metres grading 1.34 g/t Au from 0.00 metres,
  TAD-1583 - 1.50 metres grading 2.14 g/t Au from 0.00 metres,
  TAD-1585 - 1.50 metres grading 2.63 g/t Au from 0.00 metres and
  TAD-1592 - 5.00 metres grading 3.01 g/t Au from 0.00 metres.

These intersections have outlined a 250-metre long by 100 metre-wide block within a consistent bedrock mineralized zone within the 1.6 kilometer-long Twangiza West flanking structure. Follow up work will involve RC and diamond drilling to delineate mineralization at shallow depth for oxide resources.

A locality map of the reported drill holes can be found on the Company’s website at: https://www.banro.com/assets/docs/TwangizaWestAugerDrillholeResults-April2017.pdf.

At the Cirindye prospect, 41 channels equivalent to 238.60 metres were completed. These channels were done in exposures along the parallel-trending narrow N-S shear zone, which extends into the Cinjira area. Significant mineralization intersections from these channel samples include:

  TW-CH145 - 3.00 metres grading 1.66 g/t Au from 0.00 metres,
  TW-CH159 - 3.20 metres grading 2.08 g/t Au from 0.00 metres,
  TW-CH162 - 2.00 metres grading 1.08 g/t Au from 0.00 metres, and
  TW-CH173 - 11.00 metres grading 1.08 g/t Au from 0.00 metres.

Follow-up work on the Cirindye target will involve auger drilling and detailed geological mapping to generate viable drilling targets.

Regional Exploration
Low key ground maintenance activities at the Twangiza concession focused on the Ntula prospect. During the period under review, field activities involved geological mapping accompanied by channel sampling in exposures and adits. Thirty-two accessible adits totaling 195.5 metres were channel sampled to generate 189 samples. Significant mineralization intersections from these adits include:

  TW-ADT21 - 3.00 metres grading 2.91 g/t Au from 15.00 metres,
  TW-ADT23 - 6.00 metres grading 2.18 g/t Au from 11.00 metres,
  TW-ADT27 - 10.00 metres grading 10.35 g/t Au from 22.80 metres,
  TW-ADT28 - 4.00 metres grading 1.84 g/t Au from 36.80 metres,
  TW-ADT29 - 21.00 metres grading 11.30 g/t Au from 11.00 metres,
  TW-ADT30 - 3.00 metres grading 10.91 g/t Au from 7.00 metres,
  TW-ADT31 - 4.00 metres grading 5.76 g/t Au from 8.00 metres,
  TW-ADT31 - 2.00 metres grading 6.13 g/t Au from 22.00 metres,
  TW-ADT31 - 20.00 metres grading 7.97 g/t Au from 27.00 metres, and
  TW-ADT32 - 7.00 metres grading 3.11 g/t Au from 5.00 metres.

A locality map of the reported results can be found on the Company’s website at: https://www.banro.com/assets/docs/NtulaAditsandTrenchPlan-April2017.pdf.

The reported significant adit results coincide with the depth extension of trenches intersections reported in Banro’s press release dated November 15, 2012.

This locality map can be found on the Company’s website at: https://www.banro.com/assets/docs/SectionthroughNtulaWorkingsAdits&TrenchResults-April2017.pdf.

Results from the adits and auger drill holes are tabulated in a table which can be accessed on the Company’s website at: https://www.banro.com/assets/docs/TwangizaAugerAditChannelResultsTable-April2017.pdf.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, Democratic Republic of the Congo (“DRC”), under the supervision of Daniel K. Bansah, who is the Company's Head of Projects and Operations, and a "qualified person" (as such term is defined in National Instrument 43-101). Mr. Bansah has reviewed and approved this press release.

Auger drilling was conducted on fences 80 metres apart aligned 070° - 250° and with auger holes spaced 10 metres apart. Sampling was conducted after logging and description of geology including alteration. Selective sampling based on rock type and regolith was then implemented with a minimum sample length of 0.5 metres and maximum length of 1.0 metres. For the adits, safe accessible adits were first surveyed from collar to the end of adit using chain and compass method recording all significant changes to the azimuth and dip of the adit. Logging and subsequent sampling was undertaken based on rock type and alteration. Samples were collected continuously in one metre intervals with few exceptions to a minimum length of 0.3 metres. Surface channel sampling was conducted over exposed faces and workings, where rock types and alteration were recorded. In most instances, sampling involved one metre sample intervals based on rock type and alteration.

The auger, rock channel and adit samples were placed in sealed bags and sent to the Company’s on-site sample preparation facility. The samples were then crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then submitted to the SGS laboratory (which is independent of the Company) onsite. The samples were analyzed for gold by fire assay using a 50 gram charge. As part of the Company’s QAQC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and on production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:

Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com